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                       [LOGO OF AETERNA LABORATORIES INC.]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

           APPOINTMENTS TO AETERNA AND ATRIUM BOARDS OF DIRECTORS AND
                       EXECUTIVE APPOINTMENTS AT AETERNA

QUEBEC CITY, QUEBEC, FEBRUARY 27, 2001 -- Dr. Eric Dupont, President and Chief Executive Officer of AEterna Laboratories Inc. (TSE: AEL; Nasdaq: AELA) announced today the appointment of Ms. Stormy Byorum and Mr. Pierre MacDonald to AEterna's Board of Directors, while Mr. Pierre Laurin joins the Board of Directors of its subsidiary Atrium Biotechnologies Inc. Dr. Dupont also announced the appointment of Mr. Gilles Gagnon as AEterna's new Vice President and Chief Operating Officer.

The appointment of Ms. Byorum to AEterna's Board is in replacement of Mr. Luc Dupont who will be devoting his efforts as President and Chief Executive Officer of Atrium Biotechnologies Inc. Mr. MacDonald will also serve as a Director of AEterna, taking over from Dr. Georges Pelletier, MD, PhD, who remains on AEterna's Scientific Advisory Board. Moreover, Mr. Laurin, who currently serves as a board member at AEterna, is appointed Chairman of the Board of Atrium Biotechnologies Inc., thus replacing Dr. Eric Dupont who will stay as an Atrium Director.

"We are delighted with the appointments of Ms. Byorum, Mr. MacDonald, and Mr. Laurin on our Boards of Directors", stated Dr. Dupont. "Pierre Laurin will be an active Chairman of Atrium and will, therefore, be able to better support Atrium's growth strategy which focuses on acquisitions. The even greater involvement of Dr. Pelletier on AEterna's Scientific Advisory Board will be highly valuable. Because of their broad experience in the scientific and business fields as well as in both the private and public sectors, all of these experts will prove to be significant assets in our international growth strategy," added Dr. Dupont. "AEterna is now at a decisive juncture and is poised to take on larger challenges such as acquiring new technologies and pursuing other alliances with pharmaceutical companies worldwide. From now on, all my energies will be concentrated on meeting these challenges," stated Dr. Dupont.

Furthermore, Dr. Dupont announced that Mr. Gilles Gagnon, acting Vice President, Business Development, is promoted to Vice President and Chief Operating Officer at AEterna. Mr. Gagnon replaces Mr. Yves Rosconi. "Mr. Gagnon's main function will focus on bringing in other partnerships with international pharmaceutical companies according to AEterna's continental alliances strategy," concluded Dr. Dupont.

Finally, Mr. Normand Tremblay has been appointed Vice President, External Affairs at AEterna. Formerly Assistant to the President, Mr. Tremblay has been with the company for five years.

MS. STORMY BYORUM


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An Honor graduate of Southern Methodist University in Business Administration,
Ms. Byorum received her MBA from Wharton School at the University of Pennsylvania. She is cofounder and Managing Partner of Violy, Byorum & Partners, a strategic advisory and investment banking firm focused on Latin America. Landmark transactions for the company include two of the largest mergers in Colombia's history for Cemex (Cementos Samper and Diamante) as well as the switch from Pepsi to Coca-Cola for the Cisneros Bottling Group in Venezuela.

Ms. Byorum has spent most of her career at Citicorp, where she began as a Portfolio Manager and Securities Analyst in the Institutional Investment Division, moving on to become Chief Financial Officer for the Latin American Banking Group, Co-Head of the US Corporate Banking Business and a member of the bank's operating committee and customer group executive.

Ms. Byorum is a Life Trustee of Amherst College and a Trustee of the Folger Shakespeare Library.

MR. PIERRE MACDONALD

Mr. MacDonald holds a Master's degree in Commercial Sciences from Laval University. In 1985, he was appointed Minister of External Trade and Technology Development under the Bourassa Government. In 1988, he was assigned to the Ministry of Industry, Commerce and Technology. He was also Vice President of the Treasury Board of the Quebec Government and was responsible for trade liberalisation with the United States. In the private business sector, Mr. MacDonald held top management positions, namely First Vice President for Eastern Canada at the Bank of Montreal.

He is Chairman of the Board of Directors of Eurocopter Canada Ltd., Vice President of the Board of the Export Development Corporation, and is also a member of several other national and international boards.

MR. PIERRE LAURIN

Presently Executive in Residence at Montreal's Ecole des hautes etudes commerciales (HEC), Mr. Laurin holds a Doctorate in Business Administration from Harvard University. He was Professor at HEC before acting as Dean from 1975 to 1982.

He subsequently served as Executive Vice President, planning and administration for ALCAN from 1982 to 1987. He then joined Merrill Lynch Canada as Vice Chairman and President for Quebec from 1987 to 1999. He was also founding President and Chief Executive Officer for Soccrent, a venture capital company specialized in creating new companies in the Saguenay-Lac--St-Jean region. Mr. Laurin also sits on various boards of directors, namely Quebecor, the J. Armand Bombardier Foundation, University of Montreal Hospital Centre Foundation (CHUM) and Microcell.

DR. GEORGES PELLETIER, MD, PHD

Dr. Pelletier is Professor at the Department of Anatomy and Physiology of the Faculty of Medicine at Laval University. He is also researcher at the University Laval's Hospital Centre (CHUL). His research activities focus mainly on molecular aspects in endocrinology and oncology.

His career began as an independent investigator at Laval University. Dr. Pelletier has been serving on AEterna's Board for the last eight years, focusing on the scientific aspects of the Company.


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MR. GILLES GAGNON

Mr. Gagnon holds an MSc in Pharmacology and an MBA from Sherbrooke University. He has been in the pharmaceutical and healthcare industries for over 20 years, where he successfully held executive positions principally for Sandoz Canada and Novartis Pharma Canada. While at Novartis, he was also a member of several international committees and strategic advisory boards.

Prior to joining AEterna, Mr. Gagnon had his own consulting firm specialized in the pharmaceutical industry.

INFORMATION ON ATRIUM BIOTECHNOLOGIES INC.

Atrium Biotechnologies is a subsidiary held at 64% by AEterna Laboratories Inc. Its business partners are Societe generale de financement, through SGF Soquia Inc., (24%), as well as Fonds de Solidarite des travailleurs du Quebec (FTQ) and Fonds d'investissement bioalimentaire, (12%).

INFORMATION ON AETERNA LABORATORIES INC.

AEterna Laboratories is a frontrunner in the field of antiangiogenesis with its lead compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung cancer and kidney cancer and in Phase II pivotal trial for the treatment of multiple myeloma.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

AEterna is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                     - 30 -

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INFORMATION:

Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: 418-652-8525 ext. 406
Fax: 418-577-7700
E-mail: paul.burroughs@aeterna.com

USA
INVESTOR RELATIONS:
Ms. Dian Griesel
The Investor Relations Group Inc.
Tel.: 212-736-2650
Fax: 212-736-2610
E-mail: TheProTeam@aol.com

MEDIA:
John W. Walker
Tel.: 212-722-6040
Fax: 212-535-3380
E-mail: jwwalker44@cs.com


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                       [LOGO OF AETERNA LABORATORIES INC.]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


               APPOINTMENTS TO AETERNA'S SCIENTIFIC ADVISORY BOARD

           COMPANY INTENSIFIES FOCUS ON CLINICAL RESEARCH IN ONCOLOGY

QUEBEC CITY, FEBRUARY 23, 2001 - Dr. Eric Dupont, President and Chief Executive Officer of AEterna Laboratories Inc. (TSE: AEL; Nasdaq: AELA) today announced the appointments of Dr. Janice Dutcher, MD, Dr. Kenneth C. Anderson, MD, and Dr. Francois Berger, MD, PhD to its Scientific Advisory Board.

"We are very proud to have three such eminent clinicians joining our Scientific Advisory Board," said Dr. Dupont. "These new appointees, combined with our other acting advisory board members, reflect our clinical strategy which focuses mainly on pursuing clinical studies in oncology."

Dr. Dutcher's work is devoted to renal cell carcinoma while Dr. Anderson is Director of the Jerome Lipper Multiple Myeloma Center at Dana-Farber Cancer Institute. "Dr. Anderson is one of the world's leading authorities in Multiple Myeloma and will no doubt bring a great contribution to our current Phase II pivotal clinical study while Dr. Dutcher's expertise will prove to be most valuable in our Phase III pivotal clinical study in renal cell carcinoma," added Dr. Dupont.

Results for both these pivotal trials should be available before the end of 2002.

Dr. Berger is a clinician specialized in neuro oncology and currently involved in various protocols aimed at evaluating the efficacy of new therapeutic approaches. "Just as Dr. Dutcher and Dr. Anderson, Dr. Berger is a perfect example of the key international oncology personnel we have been attracting to AEterna," concluded Dr. Dupont.

DR. JANICE DUTCHER, MD

Dr. Dutcher is Professor of medicine at New York Medical College as well as Associate Director for Clinical Affairs of the Comprehensive Cancer Center, and Medical Director, Bone Marrow Transplant Program, at Our Lady of Mercy Medical Center, in New York. She received her Bachelor of Arts degree with Honors from the University of Utah and her Medical degree from the University of California Davis. She completed a 3 year fellowship in Medical Oncology at the US National Cancer Institute.

She serves on several boards and committees in the United States; namely as Chairperson of the Renal Subcommittee of Genitourinary Committee of Eastern Cooperative Oncology Group and as a


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member of the National Kidney Cancer Association's Medical Advisory Committee.
She is also the former chair of the Oncology Drug Advisory Committee to the US Food and Drug Administration.

In the last few years, her research has focused on renal cell carcinoma.

DR. KENNETH C. ANDERSON, MD

Currently a Professor of Medicine at Harvard Medical School, Dr. Anderson graduated from Johns Hopkins Medical School and trained in internal medicine at Johns Hopkins Hospital. Thereafter, he completed training in hematology, medical oncology and tumor immunology at the Dana-Farber Cancer Institute.

His research interests include cellular and molecular mechanisms regulating myeloma cell growth and survival and also novel immune based therapies for myeloma. He hosted the VI International Workshop on Multiple Myeloma in Boston in 1997. He currently serves on the Board of Directors and as Chairman of the Board of Scientific Advisors of the Multiple Myeloma Research Foundation, as well as the Board of Directors and the Board of Scientific Advisors of the International Myeloma Foundation.

Dr. Anderson is a Doris Duke Distinguished Clinical Research Scientist.

DR. FRANCOIS BERGER, MD, PHD

A graduate in medicine of the Centre hospitalier universitaire de Poitiers (France) and in neurology at the Centre hospitalier universitaire d'Angers (France), Dr. Berger also pursued post doctoral studies for two years at the genetic laboratory of the Fred Gage, Salk Institute in San Diego, California.

Assistant Professor and Physician in cellular biology and oncology at Joseph Fourrier University in Grenoble, France, he is currently coordinator of the Neuroscience molecular team of the INSERM 318 unit and of its neuro oncology clinical activities.

His research is aimed mainly at molecular biology of brain tumors, including use of gene therapy. On the clinical side, he is involved in various protocols in neuro oncology to evaluate the efficacy of new therapeutic approaches.

Dr. Berger has written many articles which have been published for example, in Nature Biology and the Journal of the National Cancer Institute.

INFORMATION ON AETERNA LABORATORIES INC.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the development of new therapies to treat a variety of conditions. It's lead compound, AE-941/Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

AE-941/Neovastat is currently used in two Phase III clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of bone marrow cancer.

AEterna is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.


                                      -30-

INFORMATION :

Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: 418-652-8525 ext. 406
Fax: 418-577-7700
E-mail: paul.burroughs@aeterna.com